YUKON-NEVADA GOLD CORP. REPORTS ON SECOND QUARTER RESULTS AND PROGRESS AT JERRITT CANYON

Vancouver, Canada – August 15, 2007 – Yukon-Nevada Gold Corp. (Toronto Stock Exchange: YNG; Frankfurt Xetra Exchange: NG6) announces results of its operations in the second quarter and progress in cost reductions at its wholly owned, gold production Jerritt Canyon property in Nevada, USA. All amounts are stated in US dollars, unless otherwise indicated.

Early in Q2 2007, the Company’s Board of Directors approved the Plan of Arrangement (see Information Circular on www.sedar.com) to combine the operations of YGC Resources Ltd. (previous corporate name of the Company) and Queenstake Resources Ltd. (“Queenstake”). Subsequent to Board approval, the shareholders of the Company and of Queenstake both approved the Plan of Arrangement on May 18, 2007 at the respective Annual General Meeting of each company. Pursuant to the Plan of Arrangement, YGC Resources Ltd. issued one share in the Company for every 10 shares of Queenstake outstanding, acquiring 100% of the outstanding shares of Queenstake. This business combination has been accounted for as a purchase transaction, with the Company being identified as the acquirer and Queenstake as the acquiree in accordance with CICA Handbook 1581 – Business Combinations. The effective date of this business combination was June 20, 2007. Subsequent to this share exchange, Queenstake was de-listed from the TSX and the AMEX and YGC Resources Ltd. changed its name from YGC Resources Ltd. to Yukon-Nevada Gold Corp. and commenced trading on the TSX under this name on June 25, 2007 (TSX symbol “YNG”).

One of the terms of the Plan of Arrangement was that Yukon-Nevada Gold Corp. completes a financing for the benefit of the Company. A private placement was closed on June 20, 2007 that yielded proceeds, net of share issue costs, of approximately $65.57 million.

The consolidated financial statements of Yukon-Nevada Gold Corp. have been materially impacted by the business combination with Queenstake on June 20, 2007. The impact on the balance sheet of this transaction is that the Company includes the fair value of the Queenstake assets and liabilities as of June 20, 2007 and all subsequent changes to these accounts to June 30, 2007. The Company’s statement of operations includes Queenstake’s operations from June 20 to June 30, 2007. The Company’s statement of cash flows includes all activity in Queenstake that impacts the cash balance from June 20 to June 30, 2007.

In the business combination, the purchase price of Queenstake to the Company was determined to be the aggregate of the following items:

  the closing price of the Company’s stock on June 19, 2007 ($1.76 CAD) multiplied by the number of shares issued to Queenstake shareholders (58,436,531) per the terms of the Plan of Arrangement;
  the fair value of the warrants and stock options issued to Queenstake warrant and stock option holders as of June 20, 2007;
  incremental costs to the Company associated with the investigation and closing of the transaction.

The purchase price exceeded the net book value of the Queenstake assets by $66.29 million. Management based the allocation of the excess of purchase price over book value to the mineral properties using information currently available. During the remainder of 2007, management will engage independent experts to assess the valuation of certain assets and liabilities of Queenstake and adjustment to the allocation of the purchase price may be required based on the results of the valuation work and the associated tax consequences.

In light of the business combination with Queenstake, the Company has determined that the U.S. dollar is the functional currency of the Company. The majority of the Company’s assets are now in the U.S.A., the majority of the Company’s liabilities are denominated in US funds, the Company’s main revenue stream, revenue from the sale of gold, will be in US dollars and the majority of the Company’s expenses are now in US dollars. As the Company’s functional currency has been determined to be the US dollar, management has adopted the US dollar as its financial reporting currency.

As a result of the change in the reporting currency of the Company, comparative financial information has been restated in US dollars. Canadian dollar denominated assets and liabilities have been translated into US dollars using the Bank of Canada closing exchange rate at the date of the balance sheet. Shareholders’ equity amounts have been translated at the historical exchange rate with increases or decreases translated at the average exchange rate for the period. With the exception of the June 20, 2007 shares issued associated with the private-placement financing and the plan of arrangement with Queenstake, these two capital stock transactions were translated at the spot rate on June 20, 2007. Amounts in the statements of operations and statements of cash flows have been translated at the average exchange rate for the period.

Statement of Operations

The Company had a net loss in Q2 2007 of $2.49 million. There was no gold revenue in Q2 2007 as there was no gold sold in the 10 days from June 20 to June 30, 2007. The ore processing facilities were not producing gold due to a shut down for the last half of June 2007 for annual maintenance and the installation of a new bull gear that will increase the ore processing rate of the mill going forward. There was approximately $926,000 in operating expenses and $536,000 in exploration expenses for the final 10 days of June 2007 in Jerritt Canyon that was consolidated into the Company’s statement of operations.

The Company incurred approximately $545,000 of general administrative expenses in Q2 2007. The major components of this are professional fees, part XII.6 taxes on flow-through shares issued in 2006, salaries and management fees.

The Company incurred a foreign exchange loss of approximately $359,000 during Q2 2007. The Company closed a financing on June 20, 2007 that was associated with the acquisition of Queenstake. In the period from June 20 to June 30, 2007 a portion of the Company’s treasury was invested in $US denominated investments. The weakening of the $US in this timeframe resulted in a foreign exchange loss in the accounts of the Yukon-Nevada Gold Corp. (unconsolidated) as this entity maintains its accounting records in Canadian dollars.

The Company earned interest income on investments of approximately $379,000 in Q2 2007. This is an increase over prior periods, which was a direct result of a larger average treasury balance due to the June 20, 2007 financing which injected approximately $65.57 million (net of share issue costs), into the Company’s treasury. A secondary factor driving the increase in the interest revenue earned by the Company was the receipt of approximately $4.16 million in Q2 2007 from equity instrument holders as they exercised their warrants and options to acquire common shares. The positive impact on the Company’s treasury from these events yielded higher interest revenue than what was received in previous quarters by the Company.

Jerritt Canyon, Nevada

Cost reductions at the Jerritt Canyon property have focused on three main areas; increasing workforce productivity by reducing numbers and by keeping production at the same levels or higher; reducing unit costs through the processing plant by increasing throughput above that achieved in 2006; increasing mining productivity and production by investing in mine development and near mine exploration.

The reduction in workforce and the increased throughput of the combined Jerritt Canyon and Newmont ores seems to be having the desired effect of reducing unit costs through the milling circuit. However the impact of investment in mine development and near mine exploration will not be fully realized until 2008. Significant investments are planned in exploration, mine development and the mill in 2007 and 2008.

The Company expects that gold production will stabilize but at a reduced rate from the 2006 level before rising in late 2008 as the positive effects of investment in the mine are realized.

Ore stockpiles purchased from Newmont existing as of March 31, 2007 should be processed by the year end.

Ketza River, Yukon

The Company is continuing the process of permitting the re-opening of the mining and milling operations at Ketza River. The Company was recently awarded a Class A Water Use license for the mine site. A further Class A Water Use license will be required to allow the Company to reopen the mining and milling facilities.

Exploration

Exploration expenditures on near mine (SSX and Smith) and other areas of the Jerritt Canyon property will be averaging approximately $1,000,000 per month for the next year. We expect to see a significant increase in reserves and resources as the effect of these aggressive exploration programs are felt.

Exploration will continue at both the Ketza River project and at Silver Valley.

Financing

The Company has sufficient funds on hand as of June 30th 2007 to finance all planned capital, exploration and development activity at the Jerritt Canyon property as well as all exploration and permitting activity associated with the Ketza River property in the years 2007and 2008. The funds are also sufficient for all expected activities at Silver Valley for 2007.

Yukon-Nevada Gold Corp.	CHF Investor Relations
Nicole Sanches, Manager, IR	Jeanny So, Broker Specialist
Tel: (604) 688-9427	Tel: (416) 868-1079 ext. 225
Email: nicole@yngc.ca	Email: jeanny@chfir.com
www.yngc.ca	www.chfir.com

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The TSX Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

WARNING: The Company relies upon litigation protection for "forward-looking" statements.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.